CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                 March 29, 2007

Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:     Stem Cell Therapy International, Inc.
          Amendment No. 4 to Registration Statement on Form 10-SB
          Filed February 28, 2007, File No. 0-51931

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated March 26, 2007 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"). This letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by .pdf copy.

     The responses contained herein correspond in Part and Number to the comments in your letter of March 26, 2007.

ITEM 6.  EXECUTIVE COMPENSATION, PAGE 53
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1.     We reissue comment 3 of our letter dated February 21, 2007.  Please revise or tell us why you have not included your executive compensation information for fiscal year ended March 31, 2006, as required by Item 402 of Regulation S-B.

The company has have amended the filing to reflect the executive compensation information for the fiscal year ended March 31, 2006, as required by Item 402 of Regulation S-B. See pages 54 and 55 of the amended Form 10-SB.

FINANCIAL STATEMENTS, PAGE F-1
------------------------------

4.     We note your response to comment 4 of our letter dated February 21, 2007.
Note 8 to your audited March 31, 2006 financial statements discloses that the commitment date for the preferred stock issuance was September 15, 2005. We note you calculated the beneficial conversion feature as of the commitment date based on the fair value of the closing price of the common stock of $0.07 per share and an exercise price of $0.05 per share. Please explain the discrepancy between the fair value of the closing price of $0.07 per share on September 15, 2005 used to calculate the beneficial conversion feature and the high and low

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share quotes reported in the Pink Sheets for the third calendar quarter ended
September 30, 2005 of $2.70 and $0.51, respectively, and average market price of $1.88 of shares issued by the company in September 2005. It appears that the fair value of the common stock into which the preferred stock can be converted exceeds the proceeds. Please revise your financial statements, or advise.

The Company has revisited the high and low stock prices for the periods presented per NASDAQ.com and made adjustments to the table as presented to more clearly identify the quarters and remove any inconsistencies throughout the document. See page 59 of the amended Form 10-SB. Elsewhere in the disclosure, it was previously noted that the average market price for September 2005 was $1.88. This was related to a specific stock transaction with a public relations consultant, which called for using an average stock price for a 20 day period. We have revised our disclosures on pages 46 and 47 of the amended Form 10-SB to more clearly reflect that this was the agreed upon stock prices with the consultant.

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     A pdf copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been attached to the "correspondence" file provided in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler